

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Mr. Ronan O'Caoimh
Chief Executive Officer
Trinity Biotech, Plc.
IDA Business Park
Bray, Co. Wicklow, Ireland

   Re: Trinity Biotech, Plc.
          Form 20-F for Fiscal Year Ended December 31, 2009
          File No. 000-22320

Dear Mr. O'Caoimh:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        Melissa Rocha
                                        Accounting Branch Chief